3B

AP KW 3/17

11021115

UNITED STATES
SECURITIES AND EXCHANGE COMMIS
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 28 2011

SEC FILE NUMBER
8- 66419

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FORESIGHT INVESTMENTS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

450 Skokie Blvd., Suite 507
(No. and Street)

Northbrook (City) Illinois (State) 60062 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David Keefe (847) 498-7564
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kutchins, Robbins & Diamond, Ltd.
(Name – *if individual, state last, first, middle name*)

1101 Perimeter Dr., Ste. 760 (Address) Schaumburg (City) Illinois (State) 60173 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3B 3/28

OATH OR AFFIRMATION

I, David Keefe, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Foresight Investments, LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
CHRISTINE GOLZ
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:10/09/13

Notary Public

Signature

Managing Member

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (Statement of Cash Flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CERTIFIED PUBLIC ACCOUNTANTS

1101 PERIMETER DRIVE, SUITE 760 ■ SCHAUMBURG, IL 60173 ■ TEL 847.240.1040 ■ FAX 847.240.1055 ■ www.krdcpas.com

KUTCHINS ROBBINS & DIAMOND, LTD.

INDEPENDENT AUDITORS' REPORT

To the Members of
Foresight Investments, LLC
Northbrook, Illinois

We have audited the accompanying statement of financial condition of Foresight Investments, LLC (an Illinois limited liability company) (the "Company") as of December 31, 2010, and the related statements of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Foresight Investments, LLC as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kutchins, Robbins & Diamond, Ltd.

February 22, 2011

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010
See notes to financial statements.

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	117,593
Commissions receivable		88,981
Miscellaneous receivables		3,809
Other current assets		14,586
Total current assets		224,969
PROPERTY AND EQUIPMENT		
Office equipment		9,745
Less: accumulated depreciation		(2,851)
Net property and equipment		6,894
OTHER ASSETS		
Security deposit		4,533
	$	236,396

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES		
Accounts payable	$	379
Accrued expenses		9,297
Commissions payable		56,746
Total current liabilities		66,422
MEMBERS' EQUITY		169,974
	$	236,396

FORESIGHT INVESTMENTS, LLC

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2010
See notes to financial statements.

REVENUES	
Commissions	$ 1,033,775
Reimbursed broker expenses	36,606
Rental income	38,395
Rebates	62,992
Fund trailers	64,231
Annuity income	44
Miscellaneous income	2,499
Total revenues	1,238,542
EXPENSES	
Employee compensation and benefits	161,051
Commissions	389,718
Broker fees	175,886
Insurance	4,510
Professional fees	10,625
Telephone	9,902
Computer expense	1,341
Office expense	7,498
Office supplies	5,673
Postage and delivery	5,269
Quotes	31,859
Regulatory fees	16,063
Rent and utilities	62,869
Miscellaneous expense	6,447
Total expenses	888,711
NET INCOME	$ 349,831

STATEMENT OF CHANGES IN MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2010
See notes to financial statements.

BALANCE, DECEMBER 31, 2009	$	170,503
Net income		349,831
Distributions		(350,360)
BALANCE, DECEMBER 31, 2010	$	169,974

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2010
See notes to financial statements.

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	349,831
Adjustments to reconcile net income to net cash provided by operating activities:		
Change in assets and liabilities:		
Commissions receivable		(6,620)
Miscellaneous receivables		(224)
Other current assets		11,537
Accounts payable		(1,170)
Accrued expenses		(13,095)
Commissions payable		8,219
Net cash provided by operating activities		348,478
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of equipment		(1,528)
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions		(350,360)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(3,410)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		121,003
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	117,593

NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of operations: Foresight Investments, LLC (the "Company"), was organized in the State of Illinois in accordance with the Illinois Limited Liability Act on April 10, 2002. The Company is a registered securities broker-dealer conducting its business on a fully disclosed basis. The Company is registered with the U.S. Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). As a limited liability company, members' liability is limited.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results could differ from those estimates.

Cash equivalents: For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Securities transactions: Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expense reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition. The Company has no allowance for doubtful accounts as management considers all commissions receivable to be fully collectible.

Property and equipment: Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from 5 to 7 years.

Income taxes: The Company is a limited liability company which is treated as a partnership for tax purposes and therefore is not a taxpaying entity for federal income tax purposes. Therefore, no income tax expense has been recorded in the statements. Income is taxed to the members in their individual returns. The Company is subject to Illinois state replacement taxes.

Accounting for uncertain tax positions: Accounting standards provide guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit and asset or expense and liability in the current year. The Company files tax returns in the U.S. federal jurisdiction and the Illinois state jurisdiction. The Association is no longer subject to U.S. federal, state and local income tax examinations by tax authorities for years before 2007. As of and for the year ended December 31, 2010, the Company has determined that there are no uncertain tax positions.

Subsequent events: Management has evaluated subsequent events through February 22, 2011, the date financial statements were available to be issued.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010

COMMITMENTS

Operating lease: In June 2009, the Company entered into an operating lease for office space commencing on August 1, 2009 and ending on November 30, 2012. The lease contains three one-year options, which can be exercised at the discretion of the tenant. Monthly base rentals are on an escalating scale throughout the lease. The monthly base rentals range from $4,533 through $4,817 over the life of the lease. Rent expense totaled $62,433 for the year ended December 31, 2010.

Future minimum rentals required under the lease are as follows:

2011	$51,992
2012	52,983

The Company is subleasing some of the office space to traders under month to month agreements. Total minimum future rental payments have not been reduced by sublease rentals to be received in the future.

NET CAPITAL REQUIREMENTS

The Company is subject to the U.S. Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3 - 1), which requires the maintenance of minimum net capital of $100,000 and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2010, the Company was in compliance with the net capital requirements.

FINANCIAL INSTRUMENTS

Concentrations of credit risk: The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

INDEMNIFICATIONS

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

Supplementary Information
Pursuant to Rule 17a-5 of the Securities and Exchange Act of 1934

As of December 31, 2010

FORESIGHT INVESTMENTS, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2010

See independent auditors' report.

NET CAPITAL		
Total members' equity	$	169,974
Deductions and/or charges:		
Nonallowable assets:		
Miscellaneous receivables		3,809
Other current assets		14,586
Property and equipment, net		6,894
Security deposit		4,533
Net capital	$	140,152
AGGREGATE INDEBTEDNESS		
Accounts payable	$	379
Accrued expenses		9,297
Commissions payable		56,746
	$	66,422
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required (6 2/3% of Aggregate Indebtedness)	$	4,428
Minimum dollar net capital required		100,000
Net capital requirement (greater of the two)		100,000
Excess net capital	$	40,152
Excess net capital at 1000%	$	133,510
RECONCILIATION TO UNAUDITED FORM K-17A-5 PART III		
Net capital reported above	$	140,152
Haircuts on securities, general money market fund		(128)
Net capital,- per form X-17A-5 Part IIA	$	140,024

CERTIFIED PUBLIC ACCOUNTANTS

1101 PERIMETER DRIVE, SUITE 760 ■ SCHAUMBURG, IL 60173 ■ TEL 847.240.1040 ■ FAX 847.240.1055 ■ www.krdcpas.com

krd

KUTCHINS ROBBINS & DIAMOND, LTD.

CERTIFIED PUBLIC ACCOUNTANTS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL

To the Members of
Foresight Investments, LLC
Northbrook, Illinois

In planning and performing our audit of the financial statements and supplementary information of Foresight Investments, LLC (the "Company"), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

CERTIFIED PUBLIC ACCOUNTANTS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL (CONTINUED)

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a significant deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities that we consider to be material weaknesses, as defined above. However, we identified certain deficiencies in internal control that we consider to be significant deficiencies, and communicated them in writing to management and those charged with governance on February 22, 2011.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and the related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority, Inc., and any other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kutchins, Robbins & Diamond, Ltd.

February 22, 2011